

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

Via E-mail
Yixiang Zhang
Chief Executive Officer
Sichuan SHESAYS Cosmetology Hospital Co., Ltd.
New No. 83, Xinnan Road, Wuhou District
Chengdu City, Sichuan Province, P.R. China 610041

> **Re: China SHESAYS Medical Cosmetology Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed November 3, 2011**
> **File No. 333-171574**

Dear Mr. Zhang:

We have reviewed your amended registration statement and response letter each filed on November 3, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by further amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the next amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you are a reporting company subject to the requirements of the Securities Exchange Act of 1934, you should respond to comments 4 and 6-14 in this letter which apply to the disclosure included in your Form 10-K or Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response.

2. Please refer to your response to our prior comment 1. Rule 3-12 of Regulation S-X states that if the financial statements in a filing are as of 135 days or more before the date the filing is expected to become effective, the financial statements shall be updated, with a balance sheet as of an interim date within 135 days and with statements of income and cash flows for the interim period between the end of the most recent fiscal year and the

date of the interim balance sheet provided and for the corresponding period of the preceding fiscal year. Please ensure that your next amendment complies with this rule.

3. We note your disclosure in footnote 1 to the registration fee table that pursuant to Rule 416, the registration statement also covers additional shares of common stock of China SHESAYS as may issued or issuable because of stock splits, stock dividends, stock distributions and similar transactions, or changes in the exercise price of the warrants. Rule 416(a) involves the registration of additional securities "being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions." Please revise to remove the shares that may be issued or issuable because of "changes in the exercise price of the warrants" as they do not appear to be covered by Rule 416.

4. With each amendment to your registration statement, the all information provided therein is required to be updated to provide disclosure as of the most recent practicable date. Please update your disclosure throughout the registration statement to provide disclosure as of the most recent practicable date, including, but not limited to the following disclosures which do not appear to be appropriately updated:

- The amount of common stock outstanding disclosed under "The Offering" on page 7;

- The number of employees you have hired and any additional employees you expect to hire in 2011 which you include in a risk factor on page 12;

- All information contained in the selling stockholder table on page 21;

- The range of high and low bid information for the equity for each full quarterly period, including the quarter ended September 30, 2011 as disclosed on page 25;

- Management's Discussion and Analysis on page 34;

- The Security Ownership table disclosed on page 54; and

- The information disclosed in the section "Description of Securities" on page 58.

5. On page 49, you disclose that "we are required to register with the relevant government authority the security interests on the equity interests in Sichuan Shesays granted to us under the equity pledge agreements. We are currently in the process of registering these security interests. Until we finalize such registration, we may not be able to enforce the security interests granted under the equity pledge agreements… we face the potential risk of not being able to enforce the security interests granted under the equity pledge agreements until such registration is complete. Consequently, if Sichuan Shesays and its equity owners were to breach their obligations under the equity pledge agreement or other contractual arrangement agreements prior to us finalizing the registration of such

security interests, we could lose our assets and may have to de-consolidate our PRC operations if we lose control over Sichuan Shesays." Please expand your disclosure in your Risk Factor section to include an appropriately headed risk factor that discloses all the relevant risks to your business. In addition, please expand your discussion of your equity pledge agreement on page 30 to disclose this information and describe the relevant business risks.

Management's Discussion and Analysis

Results of Operations, page 35

6. The current discussion of the Results of Operations solely includes a discussion of the three months ended June 30, 2011 and 2011. Please revise your disclosure to include a discussion of the material changes in your results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provided and the corresponding year-to-date period of the preceding fiscal year. Refer to Item 303(B)(2) of Regulation S-K.

Three months Ended June 30, 2011, Compared to the Three Months Ended June 30, 2010: Total Revenue, page 35

7. Please refer to your response to our comment number 6. Please revise your disclosure to disclose the number of customers to visit and receive services during the appropriate period. The current disclosure references the number of customers that visited your facility during the first quarter, and not the second quarter. Similarly, this comment also applies to your disclosure on page 40, where you state "we provided services to 18,951 and 15,385 customers in 2011 and 2010."

8. We note the amount of customers that you provided service to increased approximately 31% and that professional medical beauty service revenue increased 116.9%. Please revise your disclosure to further explain and quantify the drivers that caused the professional medical beauty service revenue increase which is significantly higher than your increase in customers and tell us why these increases are not consistent. Please also revise your disclosure to quantify the increase caused by the new professional medical beauty services which generated incremental revenue growth during the period.

Cost of Revenue, page 36

9. Please tell us how your cost of revenue for sales of goods for the three months ended June 30, 2010 was only $2,277 which is approximately 2% of the associated revenue of $119,652. This is in comparison to a ratio of approximately 36% for the three months ended June 30, 2011.

Liquidity and Capital Resources

Investing Activities, page 38

10. Your statement of cash flows indicated you purchased property and equipment $2.2 million. Please revise your disclosure here to provide a discussion of this expenditure.

Liquidity and Capital Resources, page 42

11. Please refer to your response to our comment 7. As previously requested, please revise your disclosure here to quantify the total amount of the specific reserves that are not distributable as cash dividends.

Item 16. Exhibits and Financial Statement Schedules

Notes to the Financial Statements 1. Summary of Significant Accounting Polices and Organization

(A) Organization, page F-6

12. Please refer to your response to our comment eleven. Please remove the reference to the entities being under common control prior to the consummation of the Restructuring Agreements from the Registration Statement and all future periodic reports.

Notes to the Condensed (Consolidated) Financial Statements (Unaudited)

Note 12 Other Current Assets and Prepaid Expenses, page F-32

13. Please clarify why other receivables increased by approximately $380K between December 31, 2010 and June 30, 2011.

Note 16 Income Tax, page F-34

14. Please disclose what the $300,933 over-provision in prior year represents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Jie Xiu, Esq.
        Juliet Sy, Esq.
        Troutman Sanders LLP
        The Chrysler Building
        405 Lexington Avenue
        New York, NY 10174-0700